Itaú

São Paulo, December 16th, 2011

To:
The Bank of New York Mellon
101 Barclay Street
New York, New York 10286

Re:

Brazilian Depositary Receipts, each one representing an interest in five shares of outstanding common stock of TGLT S.A., a corporation organized under the laws of the Argentine Republic (the “Company”)

Dear Sirs:

As the in-house legal counsel of Itaú Corretora de Valores S.A., a financial corporation organized under the laws of the Federal Republic of Brazil (the “Depositary”).  This opinion is being provided in connection with the Brazilian Depositary Receipts (“BDRs”) issued by the Depositary pursuant to the terms of that certain Agreement for BDRs Issuance and Registry Service Provision dated September 20, 2011 (the “BDR Agreement”) by and between the Depositary and the Company.

As of the date hereof, each BDR issued pursuant to the BDR Agreement  that is outstanding represents an interest in five outstanding shares of common stock of the Company , unless other ratio is agreed between the applicable parties ..

In preparing this opinion, I have examined and relied upon certificates of public officials and originals or copies, authenticated to my satisfaction, of certain corporate records of the Depositary.  I have also received and examined an original or copy of the BDR Agreement.  In addition, I have made such other investigations as I considered necessary or appropriate as a basis for the opinions hereinafter stated.

Based upon all of the foregoing, I am of the opinion that:

1.

The BDRs have been duly authorized and validly issued by the Depositary pursuant to the BDR Agreement.

2.

Each BDR that is outstanding as of the date hereof, is fully paid and non-assessable, and represents an interest in five outstanding shares of common stock of the Company, unless other ratio is agreed between the applicable parties, entitling the holders thereof to the rights specified in the BDR Agreement.

3.

Each BDR validly issued under the BDR Agreement after the date of this opinion will represent an interest in five outstanding shares of common stock of the Company, unless other ratio is agreed between the applicable parties, entitling the holders thereof to the rights specified in the BDR Agreement.

This opinion is limited to matters of Brazilian law and may be used by you as an exhibit to the Registration Statement on Form F-6 under the U.S. Securities Act of 1933, as amended, relating to the registration of American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one BDR, each BDR representing , up to this date, a financial interest in five outstanding shares of common stock of the Company.

Very truly yours,

/s/ Cristiane Sultani

Cristiane Sultani

Legal Counsel

Itaú Corretora de Valores S.A.